Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 13 DATED JANUARY 20, 2023
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Net Asset Value (“NAV”) Per Share as of December 31, 2022;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (NAV) Per Share
On January 17, 2023, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of our common shares of $12.53 as of December 31, 2022. As described in our Offering Circular, the purchase price of the Company's common shares is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, such purchase price of our common shares will be adjusted to $12.53 per share, beginning on the date of this announcement (January 20, 2023) and will be effective until updated by us on March 31, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2022. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Our NAV per share as of December 31, 2022 decreased by $1.19 since September 30, 2022, primarily driven by a decrease in the real estate valuation, contributions from the Company to the Property, and the accrual of quarterly distributions announced on January 3, 2023.
(a)Real Estate Valuation - The current quarter-end valuation of Southern Dairies of $50.3 million reflects a $1.8 million or 3.5% decrease in the asset's gross value compared to the prior quarter-end valuation of $52.1 million.1 The decrease in real estate value is primarily due to the 25 bps increase in discount and cap rates over the last quarter levels.
(b)Debt Valuation - As of the date of this report, the Federal Reserve has increased the target federal funds interest rate to a range of 4.25% to 4.50% from nearly zero a year ago. The increases in benchmark rates increase the cost of borrowing for floating rate loans. As a result of the interest rate swap put in place in April 2020, $21.2 million of the $25.8 million loan bears a fixed rate of 2.683% through 2025, while the remaining balance bears a floating rate.2,3 The value of the interest rate swap on the fixed portion of the loan and the value of our underlying debt fluctuate with market conditions, affecting our overall debt valuation. Due to the decreased value of the swap (a $1.4 million asset as of December 31, 2022) as compared with the quarter ended September 30, 2022, our debt valuation had an approximate $80,000 unfavorable impact on our NAV.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of December 31, 2022, we had raised public offering proceeds of $5,716,110 and had issued 552,129 shares of our common shares in the public offering. In total, we have raised $11,217,110 in offering proceeds and issued 1,102,229 shares of our common shares through both the private placement and the public offering, excluding any units redeemed.
1 Shown at 100% property level. Jamestown Invest 1, LLC owns a 51% interest in the Property.
2 Our total outstanding principal balance of debt is $25,817,000 (100% property level), or $13,166,670 at our 51% ownership share as of December 31, 2022. Accordingly, our portfolio leverage ratio is 46.5% as of December 31, 2022 (calculated as our share of outstanding debt of $13,166,670 divided by our share of gross asset value of $28,299,340).
3 Of the total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $4,577,000 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 3.26% based on rates as of December 31, 2022.

The terms of the public offering indicate that the public offering will terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.
Fund Offering
Since the acquisition of the Property, the Manager has repositioned the asset and substantially completed a value-add business plan that brought the property to a stabilized occupancy rate above 95% with a weighted average lease term of 7.0 years and increased average rents from approximately $23 per square foot to $40 per square foot, as of December 31, 2022. The Manager believes the Fund has sufficient cash to complete the remaining portion of the business plan and therefore stopped accepting new investments as of July 12, 2022.

Additionally, the Manager has decided not to pursue an additional acquisition as the current capital market environment has limited opportunities that meet the required investment criteria. With rising interest rates and reduced availability of debt financing in the capital markets over the past quarter, the Manager has determined a near term sale is unlikely and expects to evaluate the market again in the first half of 2023.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of December 31, 2022, the Property is 96% leased with a weighted average lease term of 7.0 years.
Collections
The Property continues to collect rents at a strong level, with rent collections of 100% continuing through the quarter ended December 31, 2022.
Parking Upgrades
Over the last 12 months, the Property yielded approximately $107,000 in transient parking revenue. Increased traffic to the Property resulted in a more than 135% year-over-year increase in transient parking revenue when compared to 2021.
Property Activations

In December 2022, the Property hosted a tenant holiday party with food from Southern Crust Pizza, a local catering company that cooks hand-crafted pies from a wood-fired brick pizza oven inside a vintage 1953 Chevy pick-up. The event was well attended.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	1/20/2023

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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